MUNGER, TOLLES & OLSON LLP

RONALD L. OLSON†	MARTIN D. BERN	355 SOUTH GRAND AVENUE	TRUC T. DO	LAURA D. SMOLOWE
ROBERT E. DENHAM	DANIEL P. COLLINS	THIRTY-FIFTH FLOOR	MELINDA EADES LeMOINE	SARALA V. NAGALA
JEFFREY I. WEINBERGER	RICHARD E. DROOYAN	LOS ANGELES, CALIFORNIA 90071-1560	SETH GOLDMAN	LEO GOLDBARD
CARY B. LERMAN	ROBERT L. DELL ANGELO	TELEPHONE (213) 683-9100	SUSAN R. SZABO	MATTHEW A. MACDONALD
CHARLES D. SIEGAL	BRUCE A. ABBOTT	FACSIMILE (213) 687-3702	LINDSAY D. MCCASKILL	CAROLYN V. ZABRYCKI
RONALD K. MEYER	JONATHAN E. ALTMAN		BRIAN R. HOCHLEUTNER	MARGARET G. ZIEGLER
GREGORY P. STONE	MARY ANN TODD		GRANT A. DAVIS-DENNY	ESTHER H. SUNG
BRAD D. BRIAN	MICHAEL J. O’SULLIVAN		JONATHAN H. BLAVIN	MIRIAM SEIFTER
BRADLEY S. PHILLIPS	KELLY M. KLAUS	560 MISSION STREET	KAREN J. EPHRAIM	BENJAMIN J. MARO
GEORGE M. GARVEY	DAVID B. GOLDMAN	SAN FRANCISCO, CALIFORNIA 94105-2907	LIKA C. MIYAKE	RENEE DELPHIN-RODRIGUEZ
WILLIAM D. TEMKO	KEVIN S. MASUDA	TELEPHONE (415) 512-4000	ANDREW W. SONG	MICHAEL J. MONGAN
ROBERT B. KNAUSS	HOJOON HWANG	FACSIMILE (415) 512-4077	VICTORIA L. BOESCH	KATHRYN A. EIDMANN
STEPHEN M. KRISTOVICH	DAVID C. DINIELLI		HAILYN J. CHEN	JOEL M. PURLES
JOHN W. SPIEGEL	PETER A. DETRE	October 13, 2011	BRAD SCHNEIDER	KYLE A. CASAZZA
TERRY E. SANCHEZ	PAUL J. WATFORD		MIRIAM KIM	RICHARD C. CHEN
STEVEN M. PERRY	DANA S. TREISTER		MISTY M. SANFORD	AARON GREENE LEIDERMAN
MARK B. HELM	CARL H. MOOR		AIMEE FEINBERG	ERIN J. COX
JOSEPH D. LEE	DAVID H. FRY		KATHERINE KU	CLAIRE YAN
MICHAEL R. DOYEN	LISA J. DEMSKY		KIMBERLY A. CHI	DAVID H. PENNINGTON
MICHAEL E. SOLOFF	MALCOLM A. HEINICKE		SHOSHANA E. BANNETT	BRAM ALDEN
GREGORY D. PHILLIPS	GREGORY J. WEINGART		DEREK J. KAUFMAN	MARK R. SAYSON
LAWRENCE C. BARTH	TAMERLIN J. GODLEY		MARCUS J. SPIEGEL	JOHN M. RAPPAPORT
KATHLEEN M. MCDOWELL	JAMES C. RUTTEN		BETHANY W. KRISTOVICH	DAVID C. THOMPSON
GLENN D. POMERANTZ	J. MARTIN WILLHITE		WILLIAM E. CANO	ANNE HENRY LEE
THOMAS B. WALPER	RICHARD ST. JOHN		HENRY E. ORREN	MATTHEW M. STEINBERG
RONALD C. HAUSMANN	ROHIT K. SINGLA		BENJAMIN W. HOWELL	CHRISTIAN K. WREDE
PATRICK J. CAFFERTY, JR.	LUIS LI		JACOB S. KREILKAMP	PETER E. GRATZINGER
JAY M. FUJITANI	CAROLYN HOECKER		ERIC P. TUTTLE
O’MALLEY M. MILLER	LUEDTKE		HEATHER E. TAKAHASHI
SANDRA A. SEVILLE-JONES	C. DAVID LEE		KEITH R.D. HAMILTON, II
MARK H. EPSTEIN	MARK H. KIM		SORAYA C. KELLY	OF COUNSEL
HENRY WEISSMANN	BRETT J. RODDA		PATRICK ANDERSON	RICHARD D. ESBENSHADE†
KEVIN S. ALLRED	SEAN ESKOVITZ		JEFFREY Y. WU	ROBERT K. JOHNSON†
BART H. WILLIAMS	FRED A. ROWLEY, JR.		MARK R. CONRAD	ALAN V. FRIEDMAN†
JEFFREY A. HEINTZ	KATHERINE M. FORSTER		L. ASHLEY AULL	RICHARD S. VOLPERT
JUDITH T. KITANO	BLANCA FROMM YOUNG		M. LANCE JASPER	ALLISON B. STEIN
KRISTIN LINSLEY MYLES	RANDALL G. SOMMER		ALISSA BRANHAM	SUSAN E. NASH
MARC T.G. DWORSKY	MARIA SEFERIAN		ADAM R. LAWTON	ALLEN M. KATZ
JEROME C. ROTH	MANUEL F. CACHÁN		RACHEL L. STEIN	WILLIANA CHANG
STEPHEN D. ROSE	ROSEMARIE T. RING		AVI BRAZ
GARTH T. VINCENT	JOSEPH J. YBARRA		DAVID C. LACHMAN
TED DANE	KATHERINE K. HUANG		JENNY H. HONG
STUART N. SENATOR	MICHELLE T. FRIEDLAND		AARON SEIJI LOWENSTEIN	E. LEROY TOLLES
	TODD J. ROSEN			(1922-2008)

†A PROFESSIONAL CORPORATION

WRITER’S DIRECT LINE
(213) 683-9217
VIA EDGAR	(213) 593-2817 FAX
Henry.Orren@mto.com

Justin Dobbie, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop: 3561

Re:          OCM HoldCo, LLC
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52042

Dear Mr. Dobbie:

On behalf of OCM HoldCo, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated September 28, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed with the Commission on March 31, 2011.

On behalf of OCM HoldCo, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated September 28, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) filed with the Commission on March 31, 2011.

In this letter, we have recited comments from the Staff in italicized type and have followed each comment with the Company’s response.

Signatures

1.                                      Please confirm that in future filings you will revise the second part of your signature page to include the signatures of your principal executive officer, principal financial officer, and controller or principal accounting officer.  Refer to General Instruction D(2) of Form 10-K.  In this regard, we note that Messrs. Kaplan and Beck have only signed the second half of your signature page in their capacities as managers.

Response to Item 1.

As set forth in the Company’s past filings, in their respective capacities as Managers of the Company, Mr. Kaplan and Mr. Beck perform services for the Company that are equivalent to the officer capacities referred to in General Instruction D(2) of Form 10-K.  Accordingly, the Company confirms that it will revise the signature pages to the Company’s future filings in accordance with the Staff’s comment.

Exhibits 31.1 and 31.2

2.                                      We note the identification of the certifying individual at the beginning of each certification required by Item 601(b)(31) of Regulation S-K as a “Manager of OCM HoldCo, LLC”. We also note, in the introductory paragraphs, the phrases “performing certain services for the Company commonly performed by the principal executive officer” and “performing certain services for the Company commonly performed by the principal financial officer,” respectively. Please confirm that in future filings you will revise the certifications to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K by removing the above-referenced phrases.

In conformity with the response to comment 1 above, the Company confirms that it will revise the certifications required by Item 601(b)(31) of Regulation S-K in the Company’s future filings in accordance with the Staff’s comment.

* * *

I have attached hereto a letter from the Company addressing the requested statements set forth in the Staff’s comment letter.  If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call me at (213) 683-9217 or Sandra Seville-Jones at (213) 683-9126.

Sincerely,

/s/ Henry E. Orren
Henry E. Orren

cc:	Ronald N. Beck
Stephen A. Kaplan
Emily Alexander

OCM HoldCo, LLC

c/o Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

October 13, 2011

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:          OCM HoldCo, LLC
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-52042

Dear Mr. Dobbie:

On behalf of OCM HoldCo, LLC (the “Company”), in connection with the Company’s response to the comment letter, dated September 28, 2011, from the staff of the United States Securities and Exchange Commission, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OCM HoldCo, LLC

/s/ Ronald N. Beck
Ronald N. Beck
Manager